Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

November 5, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merida Merger Corp. I

Amendment No. 1 to Registration Statement on Form S-4

Filed October 9, 2021

File No.: 333-259381

Ladies and Gentlemen:

On behalf of Merida Merger Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated November 2, 2021, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the Amendment No. 1 to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Form S-4 filed October 19, 2021

Merida’s Sponsor and Officers and Directors, page 31

1.	We note your response to prior comment 11. Please revise to discuss the potential impact of those securities on non-redeeming shareholders.

We have revised the disclosure on pages 31 and 105 of the Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Information, page 153

2.	We note the revised disclosures in response to prior comment 14. Please tell us how you determined the 13,002,000 Merida public shares in the no redemption scenario. In this regard, we note that the disclosure on page 162 indicates that these shares are subject to the exchange ratio of 0.3279. Please revise or advise.

The Company respectfully advises the Staff that the 13,002,000 public shares in the no redemption scenario represent all outstanding public shares as of June 30, 2021. This figure has subsequently been reduced for redemptions requested by holders of 1,389,867 shares of the Company’s Common Stock who exercised their right to redeem their shares on or prior to October 29, 2021 in connection with the submission to the Company’s stockholders of a proposal to extend the date by which the Company has to consummate a business combination. We have revised the disclosure accordingly on pages 9, 27, 47, 49, 94, 95, 154 and 159 of the Registration Statement.

Securities and Exchange Commission

November 5, 2021

Additionally, Leafly respectfully advises the Staff that the shares of Common Stock of the Company referenced on page 162 of the Registration Statement will not convert in accordance with the exchange ratio, but will instead become shares of New Leafly on a one-for-one basis. Accordingly, we have revised the disclosure on page 162 of the Registration Statement to clarify the treatment of the Company’s Common Stock in the Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 161

3.	We note you revised the pro forma balance sheet to remove the reference to adjustment “c” that previously ran through cash. Please tell us and revise to disclose where the offsetting adjustment is reflected for the settlement of $417,000 due to the Sponsor upon closing. In this regard, we note from disclosure on page F-34 that the repayment of these loans will be made from the trust account.

Leafly respectfully advises the Staff that this repayment will be made from the Company’s trust account. We have revised the disclosures on page 161 of the Registration Statement as requested.

Our Markets, page 210

4.	We note your response to prior comment 20. Please revise to identify the three states that represent between 10% and 17% each and disclose the respective percentage of revenue each one represents.

We have revised the disclosures on page 210 of the Registration Statement to reflect the Staff’s comment as requested.

Securities and Exchange Commission

November 5, 2021

Leafly Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Metrics

Other Metrics, page 238

5.	We note the revised disclosures in response to prior comment 22. Please further revise to address how you determine, or confirm, the uniqueness of each visitor to your platform.

We have revised the disclosures on pages 240 and 241 of the Registration Statement as requested.

6.	We note your response to prior comment 27. Please revise to provide balancing disclosure indicating that consumer activity and order reservation volume are not key performance indicators used by management in evaluating its business and disclose why you have included it in this section.

We have revised the disclosures on page 211 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Peter Lee

James R. Griffin, Weil Gotshal & Manges, LLP

Kyle Krpata, Weil Gotshal & Manges, LLP